UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 68)

HEARST-ARGYLE TELEVISION, INC.

(Name of Issuer)

SERIES A COMMON STOCK

(Title of Class of Securities)

422317 10 7

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10019

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Richard D. Pritz, Esq.

Kathleen L. Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST BROADCASTING, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 76,022,382
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 76,022,382
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,022,382
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST HOLDINGS, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 76,022,382
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 76,022,382
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,022,382
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST CORPORATION
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 76,022,382
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 76,022,382
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,022,382
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST FAMILY TRUST
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 76,022,382
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 76,022,382
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,022,382
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14.		TYPE OF REPORTING PERSON OO (Testamentary Trust)

SCHEDULE 13D

This Amendment No. 68 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement"). Amendments No. 51 through 55 were filed as part of a Schedule TO-T, originally filed on September 14, 2007, and amended on September 20, 2007, September 25, 2007, October 3, 2007 and October 15, 2007.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,117,908. Hearst Broadcasting used its working capital and the working capital of one or more of its affiliates to make such purchases.

Item 4.	Purpose of Transaction.

Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of July 17, 2008, the Reporting Persons owned 34,723,734 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock (collectively, the “Securities”). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of the Securities and the underlying Series A Common Stock. The Trust, as the owner of all of Hearst’s issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings’ issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting’s issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. If Hearst Broadcasting were to convert all of its convertible Securities, Hearst Broadcasting would own an approximately 81.0% ownership interest in the Issuer (on a fully diluted basis) based on the combined number of 93,878,024 outstanding shares of Class A Common Stock and Class B Common Stock reported by the Issuer as being outstanding as of April 25, 2008, as per the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 2, 2008.

(c) Since filing Amendment No. 67 to the Statement, Hearst Broadcasting purchased 575,800 shares of Series A Common Stock of the Issuer pursuant to open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

Date	# of Shares	Price per Share ($)	Cost ($)
7/10/2008	300	19.42	5,826.00
7/10/2008	900	19.43	17,487.00
7/10/2008	200	19.49	3,898.00
7/10/2008	3,900	19.50	76,050.00
7/10/2008	2,000	19.51	39,020.00
7/10/2008	1,900	19.52	37,088.00
7/10/2008	8,000	19.53	156,240.00
7/10/2008	5,900	19.54	115,286.00
7/10/2008	4,000	19.55	78,200.00
7/10/2008	2,000	19.56	39,120.00
7/10/2008	2,000	19.57	39,140.00
7/10/2008	6,000	19.58	117,480.00
7/10/2008	1,800	19.59	35,262.00
7/10/2008	2,000	19.60	39,200.00
7/10/2008	2,000	19.61	39,220.00
7/10/2008	4,000	19.62	78,480.00
7/10/2008	2,000	19.63	39,260.00
7/10/2008	400	19.64	7,856.00
7/10/2008	100	19.65	1,965.00
7/10/2008	3,500	19.67	68,845.00
7/10/2008	2,000	19.74	39,480.00

7/11/2008	4,800	18.92	90,816.00
7/11/2008	5,000	18.95	94,750.00
7/11/2008	5,000	18.97	94,850.00
7/11/2008	800	18.99	15,192.00
7/11/2008	17,000	19.00	323,000.00
7/11/2008	5,400	19.02	102,708.00
7/11/2008	200	19.11	3,822.00
7/11/2008	1,000	19.12	19,120.00
7/11/2008	1,000	19.15	19,150.00
7/11/2008	1,000	19.17	19,170.00
7/11/2008	1,000	19.19	19,190.00
7/11/2008	1,000	19.20	19,200.00

7/11/2008	1,000	19.21	19,210.00
7/11/2008	1,000	19.22	19,220.00
7/11/2008	2,000	19.24	38,480.00
7/11/2008	2,000	19.26	38,520.00
7/11/2008	1,000	19.27	19,270.00
7/11/2008	1,000	19.28	19,280.00
7/11/2008	2,000	19.30	38,600.00
7/11/2008	1,000	19.36	19,360.00
7/11/2008	2,000	19.40	38,800.00
7/11/2008	3,000	19.45	58,350.00
7/11/2008	1,000	19.48	19,480.00
7/11/2008	1,000	19.49	19,490.00
7/11/2008	2,000	19.50	39,000.00
7/14/2008	9,900	19.57	193,743.00
7/14/2008	4,600	19.58	90,068.00
7/14/2008	3,900	19.59	76,401.00
7/14/2008	14,000	19.60	274,400.00
7/14/2008	100	19.63	1,963.00
7/14/2008	5,900	19.66	115,994.00
7/14/2008	900	19.67	17,703.00

7/15/2008	300	18.70	5,610.00
7/15/2008	7,700	18.80	144,760.00
7/15/2008	100	18.82	1,882.00
7/15/2008	2,500	18.83	47,075.00
7/15/2008	4,500	18.85	84,825.00
7/15/2008	2,000	18.87	37,740.00
7/15/2008	4,400	18.89	83,116.00
7/15/2008	8,000	18.90	151,200.00
7/15/2008	400	18.91	7,564.00
7/15/2008	3,000	18.92	56,760.00
7/15/2008	5,200	18.93	98,436.00
7/15/2008	9,200	18.94	174,248.00
7/15/2008	2,000	18.97	37,940.00
7/15/2008	5,000	19.00	95,000.00
7/15/2008	1,400	19.01	26,614.00

7/15/2008	5,500	19.04	104,720.00
7/15/2008	500	19.12	9,560.00
7/15/2008	5,000	19.13	95,650.00
7/15/2008	5,000	19.15	95,750.00

7/16/2008	600	18.69	11,214.00
7/16/2008	600	18.70	11,220.00
7/16/2008	400	18.71	7,484.00
7/16/2008	900	18.73	16,857.00
7/16/2008	700	18.74	13,118.00
7/16/2008	400	18.75	7,500.00
7/16/2008	1,800	18.76	33,768.00
7/16/2008	1,100	18.87	20,757.00
7/16/2008	500	18.91	9,455.00
7/16/2008	1,100	18.92	20,812.00
7/16/2008	200	18.93	3,786.00
7/16/2008	1,200	18.94	22,728.00
7/16/2008	1,400	18.95	26,530.00
7/16/2008	800	18.96	15,168.00
7/16/2008	10,200	18.97	193,494.00
7/16/2008	400	18.98	7,592.00
7/16/2008	900	18.99	17,091.00
7/16/2008	31,600	19.00	600,400.00
7/16/2008	100	19.02	1,902.00
7/16/2008	400	19.03	7,612.00
7/16/2008	15,300	19.04	291,312.00
7/16/2008	1,100	19.05	20,955.00

7/17/2008	275,000	19.44	5,346,000.00

TOTAL	575,800		11,117,908.00

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 5, 2007, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 8 million shares of Series A Common Stock in open market and privately negotiated purchases in order to increase its ownership percentage in the Issuer to approximately 82% (on a fully-diluted basis) for U.S. federal income tax purposes. This authorization supersedes all remaining ability to purchase Series A Common Stock under previous authorizations.

If both Hearst Broadcasting and the Issuer decide to purchase Series A Common Stock on the same day, and do so pursuant to Rule 10b-18 under the Exchange Act, they have agreed to aggregate their purchases, to use a single broker/dealer and to divide any such purchases between them equally.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

THE HEARST CORPORATION

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

THE HEARST FAMILY TRUST

By:	/s/ Frank A. Bennack, Jr.
	Name:	Frank A. Bennack, Jr.
	Title:	Trustee